Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: April 29, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On April 29, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize and Computershare Announce An Agreement to Enable Tokenized Shares for U.S. Issuers

One of the World’s Largest Transfer Agents and Leading Tokenization Company Introduce a New Pathway for U.S.-Listed Clients to Bring Shares onchain

Miami, FL – Securitize (which has announced a proposed business combination with Cantor Equity Partners II, Inc. (Nasdaq: CEPT), the leader in tokenizing real-world assets, today has announced an agreement with Computershare to support U.S.-listed clients in issuing equity securities in tokenized form, enabling a new pathway for issuers to bring their shares onchain.

This milestone highlights tokenization’s role as an enhanced option to public markets, enabling issuers to bring equities onchain, seamless servicing, and full alignment with existing regulatory frameworks.

Issuers can now include Issuer-Sponsored Tokens (ISTs) as part of their issued capital alongside existing shares, including those held in the Direct Registration System (DRS). The change gives participating issuers greater flexibility in how shares are issued, while allowing shareholders to choose how they prefer to hold their securities.

“By partnering with the largest transfer agent in the world, we’re helping to create the optimum pathway to tokenization for listed U.S. companies,” said Carlos Domingo, Co-Founder and CEO of Securitize. “ISTs do not rely on derivative tokens that sit on top of underlying shares, nor do they alter any underlying equity. Our work with Computershare connects the technology needed to support tokenization of assets to their deep issuer services expertise, providing U.S. issuers with the ability to create direct equity ownership in token form.”

Computershare will act as the transfer agent for its clients’ ISTs, including processing corporate actions for IST holdings alongside other directly registered holdings. The solution ensures issuers remain at the center of their capital structure, maintaining control while safeguarding direct issuer-to-shareholder interactions.

“Our focus has been to empower U.S.-listed companies to issue tokenized equity while retaining control with confidence over their issued capital,” said Ann Bowering, CEO, Issuer Services, Computershare North America.

“We designed ISTs to operate within the existing regulatory environment, maintaining the independence and oversight that issuers and regulators expect from a transfer agent and allowing for effective interoperability with market infrastructure.”

“As part of this development, we are very pleased to be partnering with Securitize, a leader in tokenizing real-world assets.”

ISTs enable shareholders to consolidate digital holdings in a wallet, while maintaining direct communication and corporate action flows with issuers. Interoperability with existing markets is expected to continue to evolve as market infrastructure develops.

You can find more information on ISTs at www.computershare.com/tokens.

Investors and issuers can learn more about Securitize’s onchain stock solutions and discover available investment opportunities at securitize.io/investments/stocks.

Note: Tokenized securities involve risks, including potential illiquidity, technological risks, and evolving regulatory considerations. Availability and functionality may vary based on jurisdiction, platform, and investor eligibility requirements.

Media Inquiries

Securitize PR

press@securitize.io

Securitize IR

investor.relations@securitize.io

Computershare PR

media@computershare.com

About Computershare Limited (CPU)

Computershare (ASX: CPU) is a global market leader in transfer agency, shareholder management, corporate trust, employee equity plan management and a range of other financial and governance services.

We leverage our expertise and experience in financial services, technology development and stakeholder communications to create dynamic partnerships that lead to advanced, compliant and people-focused solutions for our clients. Many of the world’s leading organizations use us to enhance the value of their relationships with their investors, bondholders, customers and employees.

Founded in Australia in 1978, we have a proven track record of delivering high value services to more than 25,000 private and public companies. We are represented in all major financial markets and have over 11,000 employees worldwide. www.computershare.com

About Securitize

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of April 2026), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including Securitize Markets, LLC, an SEC-registered broker-dealer that operates an SEC-regulated Alternative Trading System (ATS); Securitize Transfer Agent, LLC, an SEC-registered transfer agent; Securitize Capital, LLC, an Exempt Reporting Adviser; and Securitize Fund Services, LLC, which provides fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com